Exhibit 99.3

BAOZUN INC.
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: BZUN; HKEX Stock Code: 9991)

Proxy Statement for Annual General Meeting

to Be Held on June 27, 2022
(or any adjourned meeting thereof)

GENERAL

The board of directors (the “Board”) of Baozun Inc. (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders of the Company (the “AGM”) to be held on June 27, 2022 at 2:00 p.m., Singapore Time (or 2:00 a.m. on June 27, 2022, New York Time). The AGM will be held at 7 Temasek Boulevard, Level 32 Suntec Tower One, Singapore 038987.

You can review and download the proxy statement and the proxy form at the “Investor Relations — Shareholder Meeting” section of the Company’s website at http://ir.baozun.com, website of the U.S. Securities and Exchange Commission (www.sec.gov) and website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk.

RECORD DATE, SHARE OWNERSHIP AND QUORUM

Only holders of the Company’s ordinary shares, par value US$0.0001 per share (“Ordinary Shares”) of record as of the close of business on Thursday, May 26, 2022, Hong Kong time (the “Ordinary Shares Record Date”) are entitled to attend and vote at the AGM.

Holders of American Depositary Shares (“ADSs”) issued by JPMorgan Chase Bank, N.A., as Depositary of the ADSs, each representing three of our Class A Ordinary Shares, par value US$0.0001 per share (the “Class A Ordinary Shares”) do not have direct right to attend or vote under the Company’s current effective Fifth Amended and Restated Memorandum and Articles of Association. Holders of ADSs as of the close of business on Thursday, May 26, 2022, New York Time (the “ADS Record Date”) will be able to instruct JPMorgan Chase Bank, N.A., the holder of record of Class A Ordinary Shares represented by ADSs, as to how to vote the Class A Ordinary Shares represented by such ADSs. JPMorgan Chase Bank, N.A., as Depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the AGM the Class A Ordinary Shares it holds in respect of the ADSs in accordance with the instructions which it has properly received from ADS holders.

One or more shareholders holding shares which represent, in aggregate, not less than one-tenth (1/10) of the votes attaching to all issued and outstanding Ordinary Shares and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, shall be a quorum for all purposes.

VOTING AND SOLICITATION

Each Class A Ordinary Share issued and outstanding as of the close of business on the Ordinary Shares Record Date is entitled to one vote at the AGM. Each Class B Ordinary Share issued and outstanding as of the close of business on the Ordinary Shares Record Date is entitled to ten votes at the AGM. A resolution put to the vote at the AGM will be decided on by a show of hands unless (before or on the declaration of the result of the show of hands) a poll is demanded by (i) the chairman of the AGM, or (ii) any shareholder present in person or by proxy (or in the case of a shareholder being a corporation or other non-natural person, by its duly authorized representative) with a right to attend and vote at the meeting. A shareholder of the Company who has a material interest in a transaction or arrangement to be approved by a particular resolution relating to such transaction or arrangement will be required to abstain from voting on such resolution.

The solicitation materials are available on the Company’s website (http://ir.baozun.com), on the website of the U.S. Securities and Exchange Commission (www.sec.gov) and on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk).

VOTING BY HOLDERS OF ORDINARY SHARES

When proxy forms are properly dated, executed and returned by holders of Ordinary Shares to the mailing address set forth in the proxy form by no later than 2:00 p.m., Hong Kong time, on June 25, 2022 (the deadline for the return of such proxy forms), the Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the Ordinary Shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the proxy form. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the Ordinary Shares for the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Where any holder of Ordinary Shares abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

VOTING BY HOLDERS OF ADSs

As the holder of record for all the Class A Ordinary Shares represented by the ADSs, only JPMorgan Chase Bank, N.A., in its capacity as Depositary of the ADSs, may attend and vote those Class A Ordinary Shares at the AGM.

We have requested JPMorgan Chase Bank, N.A., as Depositary of the ADSs, to distribute to all owners of record of ADSs as of the ADS Record Date, the notice of the AGM, the proxy statement and an ADS Voting Card. Upon the timely receipt from any holders of record of ADSs of voting instructions in the manner specified, JPMorgan Chase Bank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Class A Ordinary Shares represented by the ADSs in accordance with such voting instructions. Under the terms of the deposit agreement for the ADSs (the “Deposit Agreement”), JPMorgan Chase Bank, N.A. will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions.

There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return voting instructions to JPMorgan Chase Bank, N.A. in a timely manner, in which case the Class A Ordinary Shares underlying your ADSs may not be voted in accordance with your wishes.

JPMorgan Chase Bank, N.A. must receive your ADS Voting Card by no later than 12:00 p.m., New York Time, on June 17, 2022 to enable the votes attaching to the Ordinary Shares represented by your ADSs to be cast at the AGM.

REVOCABILITY OF PROXIES AND ADS VOTING CARDS

Any proxy given by a holder of Ordinary Shares by means of a proxy form, and any voting instructions given by an ADS holder by means of an ADS Voting Card, pursuant to this solicitation may be revoked: (a) for holders of Ordinary Shares or ADSs, by submitting a written notice of revocation or a fresh proxy form or fresh ADS Voting Card, as the case may be, bearing a later date, which must be received by the deadlines for returning the proxy forms or ADS Voting Cards set forth above, or (b) for holders of Ordinary Shares only, by attending the AGM and voting in person at the AGM.

PROPOSAL 1: ORDINARY RESOLUTION

THE APPOINTMENT OF DELOITTE TOUCHE TOHMATSU CERTIFIED PUBLIC ACCOUNTANTS LLP AND DELOITTE TOUCHE TOHMATSU AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND THE COMPANY’S INDEPENDENT AUDITOR, RESPECTIVELY, TO AUDIT THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS TO BE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND THE STOCK EXCHANGE OF HONG KONG LIMITED, RESPECTIVELY, FOR THE YEAR ENDING DECEMBER 31, 2022 AND THE AUTHORIZATION FOR THE DIRECTORS OF THE COMPANY TO DETERMINE THE REMUNERATION OF THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND THE COMPANY’S INDEPENDENT AUDITOR BE AUTHORIZED, APPROVED AND RATIFIED

The Board proposes to authorize, approve and ratify the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP and Deloitte Touche Tohmatsu as the Company's independent registered public accounting firm and the Company’s independent auditor, respectively, to audit the Company's consolidated financial statements to be filed with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited, respectively, for the year ending December 31, 2022 and the authorization for the directors of the Company to determine the remuneration of the Company’s independent registered public accounting firm and the Company’s independent auditor.

In the event the holders of Ordinary Shares fail to authorize, approve and ratify Proposal 1, the audit committee (the “Audit Committee”) of the Board of the Company will appoint different accounting firm and/or different independent auditor with the requisite qualifications and competence and such appointment will be submitted for approval and ratification by the Company’s shareholders at the next general meeting of the Company. Even if the appointment is authorized, approved and ratified at the AGM, the Audit Committee of the Board of the Company, in its discretion, may appoint different accounting firm and/or different independent auditor at any time during the year if it determines that such a change would be in the Company’s and its shareholders’ best interests. Such appointment of different accounting firm and/or different independent auditor shall also be submitted for approval and ratification by the Company’s shareholders at the next general meeting of the Company.

THE BOARD RECOMMENDS A VOTE “FOR” APPROVAL OF PROPOSAL 1.

PROPOSAL 2: ORDINARY RESOLUTION

MS. YANG LIU BE RE-ELECTED AS A DIRECTOR OF THE COMPANY

According to Article 27.4 of the Fifth Amended and Restated Memorandum and Articles of Association, any Director appointed by the Board to fill a casual vacancy on the Board or as an addition to the existing Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election. Ms. Yang Liu, having been appointed as a director of the Company by the Board on July 21, 2021, is required to retire at the AGM and stand for re-election.

Ordinary Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominee named herein. The Board has no reason to believe that the nominee named herein will be unable or unwilling to serve as a Director if elected. In the event that the nominee should be unavailable for election as a result of an unexpected occurrence the nominee will be appointed by the Board and subject to re-election next following annual general meeting of the Company.

Director Nominated for re-election at the AGM

Ms. Yang Liu, aged 38, has served as a member on our board since July 2021. Ms. Liu joined Alibaba Group in September 2014 and currently serves as a senior expert managing the consumer strategy center and partnership development center of Alibaba’s Tmall business group. In this role, she leads the promotion of digital brand transformation across a variety of industry verticals by leveraging Alibaba’s advanced data technologies, and promotes comprehensive Tmall ecological partnership capabilities that bring technology into best practices. In addition, Ms. Liu created the framework of Tmall consumer strategy methodology and widely applied it to common strategy standards. Prior to Alibaba Group, Ms. Yang Liu worked at IBM from September 2008 to September 2014 and was responsible for implementing cross-industry CRM solutions for IBM’s global business consulting division, and she supported leading global brands in delivering customer-centric digital transformation projects. Ms. Liu received her bachelor’s degree and master’s degree from the Shanghai University of Finance and Economics in 2006 and 2008, respectively, and received an MBA degree from the University of Manchester in 2016.

THE BOARD RECOMMENDS A VOTE “FOR”APPROVAL OF PROPOSAL 2.

PROPOSAL 3: ORDINARY RESOLUTION

SUBJECT TO THE APPROVAL OF RESOLUTIONS 1 – 2 ABOVE, EACH DIRECTOR OR OFFICER OF THE COMPANY BE AUTHORIZED TO TAKE ANY AND EVERY ACTION THAT MIGHT BE NECESSARY, APPROPRIATE OR DESIRABLE TO EFFECT RESOLUTIONS 1 – 2 AS SUCH DIRECTOR OR OFFICER, IN HIS OR HER ABSOLUTE DISCRETION, THINKS FIT.

THE BOARD RECOMMENDS A VOTE “FOR” APPROVAL OF PROPOSAL 3.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the form of proxy to vote the Ordinary Shares they represent as the Board may recommend.

By Order of the Board of Directors,

/s/ Vincent Wenbin Qiu
Vincent Wenbin Qiu
Chairman

Dated: May 27, 2022